                                                May 15, 1997

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C.  20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                          The Columbia Gas System, Inc
                           12355 Sunrise Valley Drive
                                    Suite 300
                              Reston, VA 20191-3458

                                File No. 70-8791

Dear Sirs:

      In compliance with the terms and conditions of Rule 24 of the Public Utility Holding Company Act of 1935 and the Order of the Commission dated May 8, 1996, the declarant, The Columbia Gas System, Inc. ("Columbia"), hereby certifies that Columbia issued the following shares of authorized common stock ($10 par value) to participants of the Long-Term Incentive Plan.

                    Number of Shares Issued    Price of Shares Issued or
Date of Issuance      or Options Awarded         Option Exercise Price      Type of award
----------------      ------------------         ---------------------      -------------
 May 17, 1996                 1,500                      $48.8125             Contingent
                                                                                Stock

 May 20, 1996               100,000                      $48.2375           Non-Qualified
                                                                               Options

 May 20, 1996                29,785                      $62.5625             Restricted
                                                                                Stock

 February 18, 1997        1,053,350                      $63.6875           Non-Qualified
                                                                                Options

 March 31, 1997              72,000                      $58.3750           Non-Qualified
                          ---------                                             Options
   Total Issued           1,256,635

                                    Very truly yours,

                                    THE COLUMBIA GAS SYSTEM, INC.


                                    By:     /s/ J. W. Grossman
                                        ------------------------------------
                                          J. W. Grossman, Vice President